

July 28, 2011

<u>Via U.S. Mail and Facsimile to 31-84-837-2593</u>

Ben van Wijhe, President
Asiarim Corporation
Suite 1601, 16/F Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

> **Re: Asiarim Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010, as amended**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2010 and**
> **March 31, 2011**
> **File No. 333-147187**

Dear Mr. van Wijhe:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director